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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                     Gemstar-TV Guide International, Inc.
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                               (Name of Issuer)

                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                  36866W 10 6
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                                (CUSIP Number)

                              James W. Loss, Esq.
                              Riordan & McKinzie
                              600 Anton Boulevard
                               Eighteenth Floor
                         Costa Mesa, California 92626
                          Telephone:  (714) 433-2900
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 3, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.  3686W 10 6
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          1.        Names of Reporting Persons.    Henry C. Yuen
                    I.R.S. Identification Nos. of above persons (entities only).

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          2.        Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)
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          3.        SEC Use Only
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          4.        Source of Funds (See Instructions)       N/A
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          5.        Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
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          6.        Citizenship or Place of Organization United States
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Number of           7.   Sole Voting Power        39,920,487(a)
Shares           ---------------------------------------------------------------
Beneficially        8.   Shared Voting Power      None(b)
Owned by         ---------------------------------------------------------------
Each                9.   Sole Dispositive Power   39,920,487(a)
Reporting        ---------------------------------------------------------------
Person with         10.  Shared Dispositive Power  None(b)
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         11.     Aggregate Amount Beneficially Owned by Each 39,920,487(a)
                 Reporting Person
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         12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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         13.     Percent of Class Represented by Amount in  9.0%
                 Row (11)
--------------------------------------------------------------------------------
         14.     Type of Reporting Person (See Instructions)
                 IN
--------------------------------------------------------------------------------


________
(a) Includes options to purchase 27,050,527 shares of common stock that are currently exercisable or will be exercisable within 60 days of April 3, 2002. Also includes 1,028,531 shares of common stock that were contributed by the Reporting Person to several grantor retained annuity trusts (the "GRATs") for which he is the sole trustee. In addition, 7,000,000 of these shares are subject to the Forward Contracts described in Item 4. The shares held by the GRATs are not subject to the Forward Contracts.

(b) See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders' Agreement (as defined in the Schedule 13D).

          This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the "Issuer") on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, and Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000 (the Schedule 13D, as so amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          On April 3, 2002, the Reporting Person entered into two-year secured forward sales contracts (consisting of the ISDA Master Agreement, attached hereto as Exhibit 7(b), and the related form of Confirmation attached hereto as
Exhibit 7(c), collectively, the "Forward Contracts") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"), relating to the disposition by the Reporting Person of not more than 7,000,000 shares (the "Forward Shares") of the Issuer's common stock, $0.01 par value per share (the "Common Stock"), held by the Reporting Person. The Reporting Person received cash payments in the amount of (1) $7.90 per share with respect to 2,281,000 shares, (2) $8.77 per share with respect to 2,769,000 shares, (3) $9.69 per share with respect to 88,000 shares and (4) $8.98 per share with respect to 1,862,000 shares, for an aggregate cash payment of $59,878,494. In exchange for such cash payments and to secure the obligations of the Reporting Person under the Forward Contracts, the Reporting Person pledged the Forward Shares to MLPFS. The Forward Contracts provide that the Reporting Person will participate in a portion of the appreciation in the price of the Common Stock, if any, over the period of the Forward Contracts, through a reduction in the number of Forward Shares (or under certain circumstances, the cash equivalent of the Forward Shares) to be delivered on the settlement date. If there is no such appreciation, or if the price of the Common Stock decreases over the period of the Forward Contracts, then all 7,000,000 Forward Shares (or under certain circumstances, the cash equivalent of the Forward Shares) will be delivered by the Reporting Person on the settlement date. The amount of cash or Forward Shares to be delivered by the Reporting Person on the settlement date of the Forward Contracts (which, under certain circumstances, may be less than two years) will be calculated according to a formula set forth in the Forward Contracts. The principal purpose of this transaction was to allow the Reporting Person to repay debt previously incurred to exercise and pay taxes on options to acquire Common Stock and for certain other personal obligations.

          Other than as described above, the Reporting Person has no current plans or proposals that relate to, or that may result in, any of the matters listed in Items 4(a)-(j) of the instructions to Schedule 13D (although the Reporting Person reserves the right to develop any such plans or proposals at any time).

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

               (a) Aggregate amount beneficially owned and percent of class:

                   The Reporting Person beneficially owns 39,920,487 shares of Common Stock, or approximately 9.0% of the outstanding Common Stock, of which (1) 27,050,527 represent options that are currently exercisable or will be exercisable within 60 days of April 3, 2002 and (2) 1,028,531 represent shares contributed to the GRATs. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

               (b) Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 39,920,487(c)

                   (ii)  Shared power to vote or to direct the vote: None(d)

                   (iii) Sole power to dispose or to direct the disposition of:
                         39,920,487(c)

                   (iv) Shared power to dispose or to direct the disposition of: None (d)

               (c) Transactions in the previous 60 days:

                   See Item 4.

               (d) Any other person known to have the right to receive or the power to direct dividends:

               In the event the Issuer makes a change in cash dividends payable with respect to the Common Stock, then under the terms of the Forward Contracts, the Reporting Person may elect to (1) have the cap price under the Forward Contracts adjusted in a commercially reasonable manner to reflect the cumulative impact of such change or (2) pay to MLPFS an amount in cash equal to the aggregate value of all dividends payable with respect to the Forward Shares.
______________
(c) Includes options to purchase 27,050,527 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of April 3, 2002. Also includes 1,028,531 shares of Common Stock that were contributed by the Reporting Person to the GRATs. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

(d)       See Items 4 and 6 of the Schedule 13D regarding the Stockholders'
          Agreement.

          (e) Date on which the Reporting Person ceased to be a beneficial owner of more than five percent of the class of securities:

               N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          Item 6 of the Schedule 13D is hereby supplemented by adding the following:

               See Items 4 and 5(d).

Item 7.   Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby supplemented by adding the following:

               Exhibit 7(b) ISDA Master Agreement, dated April 3, 2002, by and between MLPFS and the Reporting Person.

               Exhibit 7(c) Form of Confirmation entered into by MLPFS and the Reporting Person with respect to the ISDA Master Agreement.

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2002

                              /s/ Henry C. Yuen
                              _________________________________
                              Henry C. Yuen